March 23, 2016.

Writer’s Direct Dial: (5411 4809-9522)

E-mail: rtorres@pampaenergia.com

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re: Pampa Energy Inc.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed May 12, 2015

File No. 1-34429

Dear Ms. Thompson,

                                                On behalf of Pampa Energía S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 23, 2016, related to the above-referenced Form 20-F (the “Form 20-F”).

                                                For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Note 2: Regulatory Framework, page F-18

1.       We note your response to comment 2 and the numerous changes that have been made to your remuneration scheme over the years. Please address the following comments and, in doing so, ensure that you clearly explain your accounting treatment by limiting the use of technical jargon and adequately describing any items unique to your regulatory environment:

•         Given the numerous remuneration scheme changes that have occurred recently, please provide us with a more comprehensive history of your revalued receivables. Tell us how the receivables originated and the specific facts and circumstances that led to the ultimate recoverability and revaluation of the receivables in fiscal 2014. Explain why the change in timing of the estimated cash flows, from nine to four years, resulted in such a significant change in the balance and, citing specific IFRS guidance if applicable, why it was appropriate to recognize the full change in fair value within income during fiscal 2014. Please be detailed in your response.

Prior to the issuance of Resolution No.95/13 of the Secretary of Energy (“SE”) in 2013, power generation companies in Argentina were remunerated by CAMMESA (a state-owned entity in charge of the management of the wholesale electricity market) for the power and energy dispatched to customers. As tariffs for customers were frozen after the Argentine economic and financial crisis of 2001/2, CAMMESA did not receive enough funds from electricity distribution companies to pay to power generation companies.

CAMMESA, under the scheme established in SE Resolution No. 406/03, started paying only for power and the variable costs declared by the power generation companies, and issuing LVFVDs (Sales Liquidations with Maturity Dates to be Defined) to the power generation companies for the balance – i.e., the sales margin- thus recognizing a liability with the power generation companies but, at the same time, without committing to any payment schedule or timeframe.

In the last years, certain arrangements were made between CAMMESA and the Company’s generation subsidiaries to collect their LVFVDs issued pursuant to SE Resolution No. 406/03 and the receivables from the Additional Remuneration allocated to the Trust (as explained below) issued until December 31, 2014 pursuant to SE Resolution No. 95/13. Below we describe the main arrangements entered into with the SE and CAMMESA:

i)                   In 2004, the Argentine Government created a fund called FONINVEMEM to be administered by CAMMESA and to provide funds for investment in thermal generation. To provide for the financing needed to increase thermal generation capacity, the Company’s generation subsidiaries holding LVFVDs issued from January 2004 through December 2006, among other WEM generators, were invited by the SE to contribute such receivables representing approximately 65% of their profits, to the FONINVEMEM. These contributions would be repaid in 120 installments at an interest rate of LIBOR plus a 1% margin or, at each generator’s option, capitalized in new power generation projects. As of the date hereof, the Company’s generation subsidiaries are timely collecting on these installments.

ii)                 On July 24, 2008, the SE issued Resolution No. 724/2008 authorizing the execution of WEM (wholesale energy market) committed supply agreements (the “WEM Supply Agreements”) with generation agents, related to the repair and/or repowering of generation units which cost would exceed 50% of the revenues that generation companies expected to receive on the spot market. Under this resolution, CTLL (Central Térmica Loma La Lata), with other Company´s subsidiaries, signed agreements (the “2008 Agreements”) that would permit them to collect their LVFVDs from CAMMESA for up to 50% of the cost of any repairs or repowering of generation units.  Under such agreements, the Company’s generation subsidiaries assigned to the CTLL’s expansion project their LVFVDs issued between January 1, 2008 and December 31, 2010 pursuant to SE Resolution No. 406/2003. CTLL finished such project, which involved the expansion of its gross generation capacity by approximately 165 MW, and on November 1, 2011, initiated commercial operations. However, CAMMESA unilaterally decided to cancel only partially the LVFVDs allocated to the project under the agreement. Upon such breach by CAMMESA, CTLL filed in May, 2012 an administrative claim in order to safeguard its rights and seeking the total payment of such LVFVDs plus damages. On June 28, 2013, CTLL filed a lawsuit against the Argentine Government on account of such claims after conclusion of the prior administrative stage.

iii)               On November 25, 2010, the SE entered into the “2008-2011 Agreement” with all private generators in order to increase, among other purposes, the installed capacity during 2011 through the cancellation of the LVFVDs accrued by such generators between 2008 and 2011. On April 1, 2011, the Company and its power generation subsidiaries signed a Complementary Agreement with the SE pursuant to which the Company and its power generation subsidiaries committed to construct the Central Térmica Piquirenda Project (“CTPP”). The CTPP comprises two stages of 30 MW and 15 MW, respectively, and the SE committed to instruct CAMMESA to pay the LVFVDs accrued by the Company’s generation subsidiaries between 2008 and 2011—not included in a WEM Supply Agreement under SE Resolution No. 724/2008—up to an amount equal to 30% of the investments in the CTPP. The first stage of the CTPP was concluded as scheduled; however, the LVFVDs allocated to the CTPP were not paid by CAMMESA.  In March , 2012, the Company’s generation subsidiaries filed an administrative claim seeking payment of the LVFVDs accrued in 2011 and on June 28, 2013, filed a lawsuit against the Argentine Government.

As previously mentioned, all receivables issued from 2008 through 2012 pursuant to SE Resolution No. 406/2003 (LVFVDs 2008-2012) [originated from]1 the portion of sales’ consideration that did not have, at the time of issuance, a determined due date. The Company’s generation subsidiaries recognized revenue for the sale of energy (based on the remuneration scheme applicable to each period) once all conditions in IAS 18 were met, and recorded the corresponding receivables in their balance sheets. The revenue recognition criteria was met upon delivery of all these LVFVDs.

Once recorded in the balance sheet, the Company reevaluated the expected cash flows (principal and interest) from these recorded receivables, and adjusted the carrying amount when necessary, as required by IFRS 9.B.5.4.6.

In making the estimate of expected cash flows, the Company initially considered that these LVFVDs were going to be settled according to the terms of the agreements signed with CAMMESA and the SE (such as the FONINVEMEM), as described above. Later, as CAMMESA breached its obligation to cancel the LVFVDs, the Company initiated legal proceedings against the Argentine Government, and this changed the previous estimates of expected cash flows, as the Company then expected to collect these receivables from CAMMESA in a single payment once the trial is completed after approximately 9 years, according to estimates provided by the Company’s legal counsel.

In March 2013, the SE issued Resolution No. 95/2013 which established a new general price scheme for the entire generation sector. Such price scheme applied to the economic transactions recorded as from February 2013 and included a fixed costs remuneration, variable costs remuneration and additional remuneration. All of these items were to be paid in the short term to generators, except for a portion of the additional remuneration which had to be directed to “new infrastructure projects in the Energy Sector” which were to be defined by the SE through contributions to a trust (the “Trust”). Additionally, SE Resolution No. 95/2013 sets forth that the SE was to define the mechanism under which the LVFVDs issued by CAMMESA pursuant to SE Resolution No. 406/2003 should be contributed to such Trust.

As a consequence of the change in the remuneration scheme for all the power generation sector, the Company reassessed its revenue recognition criteria for the portion of additional remuneration to be received pursuant to SE Resolution No. 95/13  to be contributed to the Trust, and also for the LVFVDs received pursuant to SE Resolution No. 406/2003 that were not included in the “2008 Agreements” or the “2008-2011 Agreements” with the SE (LVFVDs issued in 2012 and 2013, previous to SE Resolution No. 95/13 ). Based on past experience, the change in the remuneration scheme, and considering past breaches by CAMMESA of previous agreements, the Company concluded that the collectability of these amounts was not reasonably assured and, therefore, that revenue could not be recognized for them. In the case of the 2012 LVFVDs, since these were already recognized before the change in the remuneration scheme, the Company’s subsidiaries impaired them in full in 2013.

Under the 2014 Expansion Agreement, the Company’s generation subsidiaries agreed to expand the generating capacity of Loma de la Lata (CTLL) through the installation of a new aero-derivative gas-fired turbine generator (105 MW) and two gas-powered motor-generators of 8 MW each (the “Expansion Project”).

The Expansion Project was to be partially financed by CAMMESA up to an amount equivalent to: (i) credits arising from the 2008-2015 LVFVDs accrued by the Company’s generation subsidiaries pursuant to SE Resolution No. 406/2003 which were not committed to other projects; (ii) credits arising from the LVFVDs accrued by Company’s generation subsidiaries until December 2015 as additional remuneration which were allocated to the Trust, as amended (for which revenue was not previously recognized).

On December 1, 2014, CTLL entered into a financing agreement (the “loan”) with CAMMESA in order to obtain the funds for the Expansion Project. The loan’s repayment would be made in a single payment on the 36th month following the commercial commissioning of the last generating unit included in the Expansion Project, at CTLL’s option, through a cash payment or through a set-off with 2008-2013 LVFVDs.

The unpaid LVFVDs allocated to CTLL’s first expansion project and CTPP were re-allocated to the 2014 Expansion Project. The specific conditions to the 2014 Expansion Agreement established that the parties had to suspend the abovementioned lawsuits for a 6‑month period (with automatic renewals). The plaintiffs filed a petition to the court requesting the suspension of the claims. The court granted the suspension.

In December 2014, CTLL began the execution of the 2014 Expansion Project, for which it entered into several supply and building services agreements with respect to a new electric generation plant on a turnkey basis to install a 105 MW high-efficiency gas turbine. At the issuance date of the fiscal 2014 financial statements, CTLL had received financial advances in the amount of Ps. 435.1 million pursuant to the loan with CAMMESA.

The 2014 Expansion Agreement led to a new reassessment of the expected cash flows for all LVFVDs, that were then expected to be recovered much sooner if CTLL decides to cancel CAMMESA’s loan through offsetting with LVFVDs as explained above.

For all these receivables, except for the 2013 LVFVDs referred to above, the Company recognized revenue for the notional amount of the LVFVDs when delivery occurred.  In accordance with IFRS 9.B.5.4.6, it then revised its estimates of receipts, and adjusted the gross carrying amount of these LVFVDs to reflect actual and revised estimated contractual cash flows. The Company recalculated the gross carrying amount of these LVFVDs as the present value of the estimated future contractual cash flows that are discounted at the original effective interest rate. The adjustment was recognized in profit or loss as income or expense. As the contractual variable interest rate (return of CAMMESA on its own financial investments) was below market rates at the time of the issuance of each LVFVD, any extension in the collection of these receivables impacted the carrying amount of them.

The Company further reassessed the expected cash flows when it initiated legal proceedings against the Argentine Government for breach of the agreements, which extended its expected collection to a one-time payment at the end of the legal proceedings (which were expected to last approximately 9 years). As the unpaid interest was not capitalized and the contractual interest rate of these LVFVDs was below market rates –as explained above-, this reassessment led to a significant loss in the carrying amount of the receivables.

For the same reasons explained above, the Company reassessed the expected cash flows from these LVFVDs when it entered into the 2014 Expansion  Agreements and the loan with CAMMESA. The current expectation is to collect these amounts in four years by offsetting them with the amounts received through the CAMMESA loan. The change in the timing of expected cash flows led to the revaluation of these receivables in 2014. The impact of this reassessment is detailed in Note 2.1.e to the Consolidated Financial Statements for the fiscal year ended in December 31, 2014.

As mentioned above, the risk of loss on these receivables is currently minimal, as the Company’s subsidiaries have already received, as of the date of this response letter Ps. 735.7 million from CAMMESA through the loan (Ps. 435.1 as at the issuance date of year 2014 financial statements). The carrying amount of these receivables at December 31, 2015 amounted to Ps. 852 million (Ps. 596.5 million as of December 31, 2014).

•         In regards to the Ps. 171.5 million of revenues you recognized in 2014 related to prior year transactions, please explain in greater detail how you concluded it was not probable during those prior years that the economic benefits associated with the related transactions would flow to you.

The Ps. 171.5 million correspond to the LVFVDs issued (i) pursuant to SE Resolution No. N° 406/2003, which accrued during fiscal year 2013, and (ii) in connection with the portion of the additional remuneration which, pursuant to SE Resolution No. 95/2013, were to be transferred to the Trust; however, such LVFVDs were not recognized as revenue in fiscal year 2013 because the Trust where such LVFVDs were to be contributed (and therefore recognized as revenue) was neither established nor regulated during 2013.

Please refer to our explanation in response to the previous comment regarding the assessment made by the Company to conclude that the collectability of these LVFVDs was not reasonably assured at the time of delivery.

During fiscal year 2014, upon the meeting of condition (iii) set out in IAS 18.14, i.e., that it is probable that the entity will receive the economic benefits associated with the transaction, the Company’s generation subsidiaries recognized as income the fair value of the remuneration corresponding to section c) of SE Resolution N° 406/03 and the portion of the additional remuneration to be allocated to the Trust accrued during fiscal years 2013 and 2014. This change resulted from the execution of the 2014 Expansion Agreement on October 27, 2014, whereby CTLL undertook to conduct a new generation project to be partially funded by CAMMESA, as explained in the previous answer.

•         Explain to us the nature of and reasons for the 2013 impairment charge. If the impairment related to a financial asset carried at amortized cost, confirm that the reversal of the impairment did not result in a carrying amount that exceeded what the amortized cost would have been had the impairment not been recognized at the date the impairment was reversed. Refer to paragraphs 5.2.2 of IFRS 9 and 65 of IAS 39.

As explained before, the 2012 LVFVDs were recognized as income upon delivery.

The SE Resolution No. 95/2013 set forth that the SE was to define the mechanism under which the LVFVDs issued by CAMMESA pursuant to SE Resolution No. 406/2003 that were not encompassed by general or specific agreements entered into with the SE, should be transferred to the Trust.

On account of the same reasons explained above for not recognizing the LVFVDs as revenue in 2013, the Company considered that there was no reasonable certainty as to when and how these LVFVDs were to be realized. Therefore, the Company impaired them in full in 2013.

The execution of the 2014 Expansion Agreement on October 27, 2014 (partially funded by CAMMESA) led to a new reassessment of the expected cash flows for those LVFVDs.

We confirm that the reversal did not result in a carrying amount of the financial asset that exceeded what the amortized cost would have been had the impairment not been recognized at the date the impairment was reversed.

2.      We note your response to comment 3 and have the following comments:

•         We note that the Secretary of Energy issued Note No. 1.208/2015 in June 2015 “which resulted in the revision of interest amounts.” Please clarify if such agreement resulted in net interest payable to CAMMESA. If so, and when also considering that the debit note amounts exceeded credit note values, explain to us why accrued interest payable to CAMMESA should not have been recorded in your fiscal 2014 financial statements.

•         Please revise your disclosure to indicate that Edenor has considered the net amount (trade payables with CAMMESA less amounts receivable from the CMM) as a contingent liability in accordance with IAS 37 and to clearly explain the reasons why no provision was recorded.

As of December 31, 2014 the Company had a net liability with CAMMESA, as a consequence of the offsetting between the trade payables and other liabilities held with CAMMESA and the receivables resulting from the Cost Monitoring Mechanism (“CMM”). This offsetting was performed in accordance with SE Resolution No. 250/13.

The Company accrued interest over this net liability of Ps. 457 million in 2014.

However, CAMMESA continued issuing debit notes relating to compensatory interest and late payment charges over the gross liability (before offsetting) and, at the same time, recognized interest accrued in favor of Edenor in relation to the receivables from the CMM, without giving effect to the terms of Resolution No. 250/2013 of the SE.

Based on SE Resolution No. 250/13 and its legal advisors’ opinion, Edenor rejected and challenged such debit notes. These amounts, net of the interest recognized by CAMMESA in favor of Edenor, was analyzed under IAS 37 as a contingent liability and was not recorded as the Company assessed there was no probable outflow.

In fact, and in line with Edenor’s conclusion, on June 29, 2015, the SE issued Note No. 1,208/2015 by which it clarified the method of calculating interest, stating that such interest should be accrued over the net liability. Accordingly, CAMMESA revised the amount of interest, resulting in a decrease in the interest accrued by Edenor. Therefore, the Company reversed in 2015 (upon issuance of the SE Note No. 1,208/2015) Ps. 254 million of interest accrued.

Considering your Comment Letter dated December 30, 2015, the Company has enhanced the explanation about this matter in its Consolidated Financial Statements for the fiscal year ended December 31, 2015.

Note 8: Investments in Joint Ventures, page F-106

3.      We note your response to comment 5 and have the following comments:

•         We note from your disclosures on page F-107 that Citelec recognized fiscal 2014 pre-tax income of approximately Ps. 256.1 million. Considering you have a 50% ownership interest in Citelec, please explain the difference between 50% of such amount, or Ps. 128 million, and your 2014 share of investee profit of Ps. 34.2 million.

The information included on page F-107, corresponds to consolidated data of Citelec (Owners and non-controlling) in accordance with the following table:

Reconciliation of the Income/loss by joint venture

Profit before income tax for the year	256,076,336
Income tax	(102,843,457)
Profit for the year after tax as per F-107	153,232,879

Profit of the year attributable to:
Owners of the company	76,206,155
Non-controlling interest	77,026,724
Profit for the year from continuing operations	153,232,879

Participation in CITELEC (Ownership interest)	50%

Result at participation percentage	38,103,078
Consolidation adjustment at participation percentage	(3,899,637)
Share of profit of joint ventures	34,203,441

To clarify, the following additional wording has been included in the Consolidated Financial Statements for the fiscal year ended December 31, 2015: “The Company’s equity in Citelec is 50%, and the latter holds a 52.65% interest in Transener. This means that Pampa Energia indirectly holds a 26.33% interest in Transener.”

•         Explain to us how you calculated the Ps. 63.7 million amount used in the numerator of your income test. We note that such amount represents approximately 25% of Citelec’s pre-tax income.

Below is a reconciliation of the calculation based on the data included on page F-107 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2014.

Reconciliation of the Income/loss by joint venture

Profit before income tax for the year of Consolidated FS of Citelec	256,076,336

Total profit for the year attributable to:
Owners of the company	127,352,520
Non-controlling interest	128.723.816
256,076,336

Participation in the Company (Ownership interest)	50%

Profit for the year before income tax of Citelec (Owner of the Company) at participation %	63,676,260

The Company’s equity in Citelec is 50%, and the latter holds a 52.65% interest in Transener. This means that Pampa Energia indirectly holds a 26.33% interest in Transener.

Any questions relating to this response letter should be directed to me at 5411 4809-9522 and to my colleague, Gerardo Paz, at 5411 4809-9515. We can both be reached by facsimile at 5411 4809-9600.

Sincerely,

/s/ Ricardo Torres